SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


FORM 12B-25                                       SEC FILE NUMBER 1-63
                                                  CUSIP NUMBER - NOT APPLICABLE


                           NOTIFICATION OF LATE FILING

[X] Form 10-K                   [ ] Form 11-K                     [ ] Form 20-F

                 [ ] Form 10-Q                    [ ] Form N-SAR


                        For Period Ended: January 6, 1996


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         Not Applicable.


PART I--REGISTRANT INFORMATION


Full Name of Registrant: Munsingwear, Inc. ("Registrant")

Former Name if Applicable:  Not applicable


Address of Principal Executive Office (Street and Number):
                        8000 West 78th Street, Suite 400


City, State and Zip Code: Minneapolis, MN 55439


PART II--RULES 12B-25(B) AND (C)


If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X]  (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]  (b)      The subject annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                          [Not applicable.]


PART III--NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Registrant is unable to file its Annual Report on Form 10-K due to its inability to complete the audit of its financial statements for the year ended January 6, 1996 as a result of extended inventory verification procedures which could not be completed prior to the date hereof without unreasonable effort and expense.


PART IV--OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification:

                  Lowell M. Fisher           (612)                943-5000
                     (Name)               (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                      [X] Yes                                     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [  ] Yes                                    [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                MUNSINGWEAR, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 3, 1996

                                         /s/ Lowell M. Fisher
                         Lowell M. Fisher, President and Chief Executive Officer